Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2006

Mr. Thomas R. Watjen
President and Chief Executive Officer
UnumProvident Corporation
1 Fountain Square
Chattanooga, TN 37402

Re: UnumProvident Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 001-11294

Dear Mr. Watjen:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition…, page 28

Critical Accounting Policies, page 40

Reserves for Policy and Contract Benefits

1. We believe your disclosure in Management's Discussion and Analysis regarding the reserves for policy and contract benefits could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact

on your financial statements. Please provide us in disclosure-type format the following:

a. Describe the methodologies used to calculate and evaluate the reserves for each type of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered.
b. Discuss how each of your key assumptions in developing the reserves for policy and contract benefits has changed historically over the periods presented.
c. Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
d. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the December 31, 2005 reserves for policy and contract benefits and future operations. Merely applying a hypothetical percentage to your key assumptions and stating the impact it would have on affected expense does not appear to accomplish this objective. Also, explain why you provide sensitivity analysis of only the U.S. Brokerage group.
e. Describe how management determines its provision for uncertainty and quantify the provision for uncertainty for each period presented.

Deferred Policy Acquisition Costs, page 43

2. Please provide us in disclosure-type format the impacts that changes in these estimates have had in the periods presented, if any. Include a discussion of the sensitivity of these estimates to reasonably possible changes in these assumptions.

Item 8. Financial Statements and Supplementary Data, page 99

3. Explain to us the nature of cash flows included in the caption "other" within operating activities on the statements of cash flows for all three years. Tell us where in the filing these cash flows are discussed or explain to us why you did not explain these cash flows or include a more descriptive caption.

Notes to Consolidated Financial Statements, page 108

Note 15 – Commitments and Contingent Liabilities, page 150

4. While we understand that you may not be able to estimate a range of reasonably possible losses of the lawsuits, please provide us in disclosure-type format the

amounts being sought by the other party in each suit, as it was originally requested during our review of Form 10-K for the year ended December 31, 2003. Refer to comment nine of our letter dated June 4, 2004.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant